Mail Stop 6010
Via Facsimile and U.S. Mail

June 27, 2007

Mr. Vincent T. Donnelly
President and Chief Executive Officer
PMA Capital Corporation
380 Sentry Parkway
Blue Bell, Pennsylvania 19422

   Re: **PMA Capital Corporation**
     Form 10-K for fiscal year ended December 31, 2006
     File No. 001-31706

Dear Mr. Donnelly:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Run-off Operations, page 36

1. You state that "as a result of the nature of the reinsurance business and the fact that the reinsurance business is in run-off, there exists a greater likelihood that reserves may develop adversely in this segment." Consistent with your observation, the uncertainty in estimating these reserves appears to have been material, resulting in $5.3 million of favorable changes in prior year estimates in 2006, $28.8 million of unfavorable changes in 2005 and $38.3 million of favorable changes in 2004. In 2006 and 2004, these changes appear to have resulted primarily from commutation and novation activity. We believe that your

discussion and analysis of operating results could be improved to allow investors to better ascertain the likelihood that past loss development is indicative of expected future loss development for your run-off business. Please provide in a disclosure-type format a discussion and quantification of the financial objectives of reinsurance agreements established to moderate potential adverse development arising from your Run-off operations, the "reasonably likely" future impact of expected commutation and novation activity and your expectation for the run-off segment's continuing impact over time on your consolidated operating results.

Liquidity and Capital Resources, page 42

2.   You state that the negative cash flows from operations were "primarily due to the run-off of your reinsurance business, including the commutations and novation of certain reinsurance and retrocessional contracts and the 2004 purchase of a reinsurance agreement covering potential adverse development." These negative cash flows were $96 million in 2006, $272 million in 2005 and $603 million in 2004. We believe that your discussion and analysis of liquidity and capital resources could be improved to allow investors to better ascertain the likelihood that past cash flows from operations are indicative of expected future cash flows from operations for your run-off business. Please provide in a disclosure-type format a discussion and quantification of the expected continuing impact over time of the run-off segment on your liquidity and capital resources.

Critical Accounting Estimates, page 51

3.   You state that you are "unable to quantify in any meaningful way the effect of a change to any one of these significant assumptions underlying our actuarial process." Yet you also describe medical cost inflation as a "significant component of your overall loss experience," quantifying it as 8.5% in 2006, 9% in 2005 and 11% in 2004. Please provide a discussion and quantification in a disclosure-type format of your key reserve assumptions, including medical cost inflation, claim frequency and claim severity. Discuss and quantify any future loss emergence assumptions at December 31, 2006 that were inconsistent with historical loss development patterns. Explain the factors that you considered in revising these key assumptions and your expectation that the underlying trends will continue. Explain more specifically why you reduced the medical cost inflation rate from 11% in 2004 to 8.5% in 2006.

4.   You provide a 5% sensitivity analysis that appears to be hypothetical in nature and inconsistent with your recent changes in prior year reserve estimates. In order to better facilitate investors' understanding of the likelihood that past variability in your loss reserve estimate is indicative of future variability, please present a tabular quantification, in a disclosure-type format, of the impact that "reasonably likely" changes in key assumptions, such as the medical cost inflation rate, may

have on your future operating results, financial position and liquidity. Explain the factors you considered in concluding that the scenarios identified are "reasonably likely." Explain the factors that cause these scenarios to differ materially from your recent loss development experience.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant